UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

SEC update

On 9 January 2004 the Royal Dutch/Shell Group of Companies (“Shell”) announced that, following internal reviews, some proved hydrocarbon reserves would be recategorised.

On 5 February 2004 Shell announced its fourth Quarter and 2003 full year financial results. In connection with that announcement, Shell disclosed that it was cooperating with an informal enquiry being conducted by the staff of the Enforcement Division of the United States Securities & Exchange Commission into the Group’s recategorisation of reserves. The SEC has now advised Shell’s legal representatives that its enquiry would proceed as a formal non-public investigation. Shell will continue to cooperate fully with the SEC’s investigation.

Contact:

Investor Relations

Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750
The Hague, 19 February 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: The Hague, 19 February 2004